

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

December 31, 2008

Gregory D. Morgan
Chief Executive Officer
Microsmart Devices, Inc.
1035 Park Avenue, Suite 7B
New York, NY 10028-0912

**Re: Microsmart Devices, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 28, 2008
File No. 000-51658**

Dear Mr. Morgan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 32

1.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, we note (i) that the Section 302 certification does not include the

introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting and the language in paragraphs 5 and 5(a) and 5(b) is incomplete; (ii) the language in your certification in paragraphs 4(b) and 4(c) incorrectly includes "within 90 days" instead of "as of the end of the period covered by this report"; and (iii) the first paragraph does not identify the name of your company. Please amend your annual report and subsequent quarterly reports to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K. Please note that we would not object if you elected to file an abbreviated amendment that contains only the cover page, explanatory note detailing the reasons your are filing an amendment, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification.

We remind you to file your amendments on Form 10-K/A and Form 10-Q-A pursuant to Section IV of SEC Release 33-8876, available in our website at: http://www.sec.gov/rules/final/2007/33-8876.pdf. The most recent version of Form 10-K can be found on our website at http://www.sec.gov/about/forms/form10-k.pdf. Please also refer to the Compliance Guide Regarding the Changeover to the SEC's New Smaller Reporting Company System that is available on our website at: http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Peter B. Hirshfield, Esq.
    Fax: (646) 349-1665